SECUR 11022475 ISSION

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-10 (MM/DD/YY) AND ENDING 09-30-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton Franklin Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2011
09 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Lim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton Franklin Investment Services, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Lim
Signature

Chief Compliance Officer
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 15th day of November, 2011
by Sarin K. Chandar, Notary Public
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

SARIN K. CHANDAR
Commission # 1859555
Notary Public - California
San Mateo County
My Comm. Expires Aug 27, 2013

Sarin K. Chandar
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition
as of the fiscal year ended September 30, 2011

pwc

Report of Independent Auditors

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Templeton/Franklin Investment Services, Inc. (the "Company", an indirect wholly-owned subsidiary of Franklin Resources, Inc.) as of September 30, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 15, 2011

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Templeton/Franklin Investment Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
as of September 30, 2011

Assets		
Cash and cash equivalents	$	2,365,363
Sales and distribution fees receivable		253,908
Investment securities, trading		173,550
Prepaid expenses and other		39,104
Total assets	$	2,831,925
Liabilities and Stockholder's Equity		
Liabilities		
Sales and distribution fees payable	$	823,805
Accounts payable and accrued expenses		173,686
Due to affiliates		222,446
Deferred taxes		14,543
Total liabilities		1,234,480
Commitments and contingencies (Note 8)		
Stockholder's equity		
Common stock, $10 par value, 10,000 shares authorized; 100 shares issued and outstanding		1,000
Capital in excess of par value		34,572,784
Accumulated deficit		(32,976,339)
Total stockholder's equity		1,597,445
Total liabilities and stockholder's equity	$	2,831,925

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations
Templeton/Franklin Investment Services, Inc. (collectively with its subsidiary, the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "Parent"), which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company's subsidiary, Templeton Franklin Global Distributors Ltd. ("TFGD"), is a corporation organized under the laws of the commonwealth of Bermuda. TFGD provides distribution, investment management and fund administration (collectively, the "investment management and related services") to various funds (the "sponsored investment products"). Services to the sponsored investment products are provided under contracts that set forth the level and nature of the fees to be charged for these services. Substantially all of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Risks and Uncertainties
Although the performance of the financial markets showed some improvement during the fiscal year ended September 30, 2011 ("fiscal year 2011"), the business environment in which the Company operates remains uncertain and subject to change. There is also uncertainty associated with the regulatory environment in which the Company operates, including uncertainty created by the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act"), which may impose additional restrictions and limitations on the Company's business as the various rules and regulations required for implementation continue to be adopted.

Due to the complexity and broad scope of the Reform Act and time required for regulatory implementation, the Company is not able to predict at this time the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Reform Act, or the impact that any changes in regulation would have on the business. The Company will continue to review and evaluate the Reform Act and the extent of its impact on the business as the various rules and regulations required for implementation are adopted.

2. Significant Accounting Policies

Basis of Presentation
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 15, 2011, which is the date that the financial statements were issued.

Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiary in which it has a controlling financial interest. An entity generally is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. All material intercompany accounts and transactions have been eliminated.

Fair Value Measurements
The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The Company records all of its investments at fair value or amounts that approximate fair value. Trading securities are financial instruments recorded at fair value on a recurring basis. The Company may also measure certain assets or liabilities at fair value on a nonrecurring basis. These fair value measurements generally result from the application of lower of cost or fair value accounting for write-downs of individual assets.

Cash and Cash Equivalents
Cash and cash equivalents include non-interest-bearing deposits with financial institutions and other highly liquid investments, including money market funds that Franklin or its affiliates sponsor, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying amounts of these assets approximate fair value.

Investment Securities, Trading
Investments consist of an investment in common stock. Changes in the fair value of the security are recognized as gains and losses in earnings. The fair value of the security is determined using quoted market prices and it is classified as Level 1.

Deferred Sales Commissions
Sales commissions paid to investment advisors in connection with the sale of Franklin Floating Rate Fund Plc Class A shares sold without a front-end sales charge are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution plan fees and contingent deferred sales charges, generally over an 18 month period. The balance of deferred sales commissions is presented in prepaid expenses and other in the consolidated statement of financial condition.

Income Taxes
The Company is included in the consolidated federal and combined California state income tax returns for Franklin. The Company also files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, the Company would not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company would track these net operating loss deferred tax assets in a separate memorandum account and assess them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the consolidated statement of operations of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2011:

	Amount
Non-interest-bearing deposits with financial institutions	$ 1,866,260
Sponsored money market funds	499,103
	$ 2,365,363

Included in non-interest-bearing deposits with financial institutions are deposits with two financial institutions totaling $735,181 of which $282,246 represents an exposure to concentration of credit risk as these amounts are in excess of Federal Deposit Insurance Corporation insured limits. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Money market funds are sponsored by wholly owned subsidiaries of Franklin or its affiliates.

4. Investment Securities, Trading

Investment securities, trading at September 30, 2011 consisted solely of an investment in NASDAQ common stock. A summary of the gross unrealized gain relating to the investment as of September 30, 2011 was as follows:

	Cost Basis	Gross Unrealized Gains	Fair Value
Investment securities, trading	$ 132,000	$ 41,550	$ 173,550

5. Fair Value Measurements

The Company records its investment at fair value on a recurring basis. As of September 30, 2011, the Company's investment is classified as Level 1. There were no Level 2 or Level 3 transfers during the year.

6. Taxes on Income

The Company's income tax provision is determined on a separate company basis as if the Company were the corporate taxpayer without consideration of the tax sharing agreement with Franklin. The Company then applies the tax sharing policy and any adjustments to deferred tax assets and liabilities are reflected in stockholder's equity.

During fiscal year 2011, the Company recognized a deferred tax liability, primarily related to investment securities, trading of $9,773, which was reflected in stockholder's equity, resulting in no income tax expense for the period.

The components of the net deferred tax liability as of September 30, 2011 were as follows:

Deferred taxes	
Separate filing state tax net operating loss carry-forwards	$ 337,215
Total deferred tax assets	337,215
Valuation allowance for tax carry-forwards	(335,730)
Deferred tax assets, net of valuation allowance	1,485
Unrealized gain on investment securities, trading	16,028
Total deferred tax liabilities	16,028
Net deferred tax liability	$ 14,543

The Company maintains memorandum accounting for its federal and California net operating loss carry-forwards for which Franklin has received an income tax benefit on its tax return.

At September 30, 2011, there were approximately $14.1 million in federal net operating loss carry-forwards expiring between 2012 and 2031. The tax impact of those loss carry-forward amounts is approximately $4.9 million. The Company has not realized the federal net operating losses due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2011, there were approximately $7.1 million in California state net operating loss carry-forwards expiring between 2013 and 2015. The tax impact of those loss carry-forward amounts is approximately $0.4 million and is fully offset by a valuation allowance. The Company has not realized the California state net operating losses due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2011, there were approximately $9.4 million in Florida state net operating loss carry-forwards expiring between 2020 and 2031. The tax impact of those loss carry-forward amounts is approximately $0.3 million and is offset by a valuation allowance due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2011, the Company had no gross unrecognized tax benefits.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal 2011 is as follows:

		Amount
Balance at beginning of year	$	963
Expiration of statute of limitations	$	(963)
Balance at end of year	$	-

It is the Company's policy to recognize the accrual of interest on uncertain tax positions in investment losses and other income, net and the accrual of penalties in general and administrative expenses. There was no accrued interest on uncertain tax positions at September 30, 2011.

The Company is included in the consolidated U.S. federal and combined California state tax returns for Franklin. The Company also files a separate Florida state income tax return. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: U.S. federal 2006 to 2011 and state of Florida 2008 to 2011.

7. Liabilities Subordinated to Claims of General Creditors

For the fiscal year 2011, the Company did not have any liabilities subordinated to claims of general creditors.

8. *Commitments and Contingencies*

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

9. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are reflected through intercompany accounts. Amount due to affiliates relate to these transactions.

The Parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2011, the Company had net capital of $747,597 which was $742,435 in excess of its required net capital of $5,162. The ratio of aggregate indebtedness to net capital was 0.1 to 1.

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